UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

17009309

SEC Mail Processing Section

Washington DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-42123

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

AXA Distributors, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1290 Avenue of the Americas
(No. and Street)

New York (City) — New York (State) — 10104 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nicholas J. Gismondi — 201 - 743-5073 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name - *if individual, state last, first middle name*)

300 Madison Avenue (Address) — New York (City) — New York (State) — 10017 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Nicholas J. Gismondi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AXA Distributors, LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President & Chief Financial Officer

Title

KEVIL FORRESTER
ID # 2441016
NOTARY PUBLIC
STATE OF NEW JERSEY
My Commission Expires December 02, 2018

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Operations.
- [x] (d) Statement of Cash Flow.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AXA Distributors, LLC
(A wholly owned subsidiary of Equitable Holdings, LLC)
Index
December 31, 2016

Page(s)

pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors of AXA Distributors, LLC

In our opinion, the accompanying statement of financial condition and the related statements of operations, changes in member's capital, and cash flows present fairly, in all material respects, the financial position of AXA Distributors, LLC at December 31, 2016 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The information contained in Schedule I is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. The supplemental information is the responsibility of the Company's management. The supplemental information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information contained in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

February 27, 2017

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

AXA Distributors, LLC
(A wholly owned subsidiary of Equitable Holdings, LLC)
Statement of Financial Condition
December 31, 2016

Assets	
Cash and cash equivalents	$ 32,094,744
Securities owned, at fair value	15,051,742
Prepaid commissions	1,094,728
Receivables from affiliates, net	4,689,995
Other receivable	9,812
Other assets	16,510
Total assets	$ 52,957,531
Liabilities and Member's Capital	
Payable to brokers	$ 30,136,965
Payable to affiliates	1,282,452
Accounts payable, accrued expenses and other liabilities	1,760,074
Total liabilities	33,179,491
Member's capital	19,778,040
Total liabilities and member's capital	$ 52,957,531

The accompanying notes are an integral part of these financial statements.

AXA Distributors, LLC
(A wholly owned subsidiary of Equitable Holdings, LLC)
Statement of Operations
Year Ended December 31, 2016

Revenues	
Commission and fee revenues	$554,777,673
Fee income from trusts	238,756,195
Other income	338,916
Total revenues	793,872,784
Expenses	
Commission expenses	536,051,284
Administrative and personnel service charges	118,599,311
Support service expense	138,193,207
Total expenses	792,843,802
Income before income tax	1,028,982
Income tax expense	350,537
Net income	$ 678,445

The accompanying notes are an integral part of these financial statements.

AXA Distributors, LLC
(A wholly owned subsidiary of Equitable Holdings, LLC)
Statement of Changes in Member's Capital
Year Ended December 31, 2016

	Member's Capital	Accumulated Deficit	Total Member's Capital
Balances at January 1, 2016	$ 31,842,615	$ (12,743,020)	$ 19,099,595
Net income		678,445	678,445
Balances at December 31, 2016	$ 31,842,615	$ (12,064,575)	$ 19,778,040

The accompanying notes are an integral part of these financial statements.

AXA Distributors, LLC
(A wholly owned subsidiary of Equitable Holdings, LLC)
Statement of Cash Flows
December 31, 2016

Cash flows from operating activities	
Net income	$ 678,445
Adjustments to reconcile net income to net cash provided by operating activities	
Deferred taxes	39,104
Unrealized gain on securities owned, at fair value	(52,208)
Decrease (increase) in operating assets	
Securities owned, at fair value	(10,865)
Prepaid commissions	(136,409)
Receivable from affiliate	3,986,685
Other, net	824
Increase (decrease) in operating liabilities	
Payable to affiliates	1,066,090
Payable to brokers	949,933
Accounts payable, accrued expenses and other liabilities	(59,519)
Net cash provided by operating activities	6,462,080
Cash flows from financing activities	
Change in short-term financing	435,594
Cash provided by financing activities	435,594
Net increase in cash and cash equivalents	6,897,674
Cash and cash equivalents	
Beginning of year	25,197,070
End of year	$ 32,094,744
Supplemental disclosures	
Income taxes paid	$ 339,110

The accompanying notes are an integral part of these financial statements.

1. Organization

AXA Distributors, LLC (the "Company") is a wholly owned subsidiary of Equitable Holdings, LLC ("Holdings"). Holdings is a wholly owned subsidiary of AXA Equitable Life Insurance Company ("AXAEQ"). AXAEQ is a wholly owned indirect subsidiary of AXA Financial, Inc. ("AXF"), whose ultimate parent is AXA, a French based holding company for the AXA Group, a worldwide leader in financial protection.

The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a licensed insurance agency.

The Company principally engages in the distribution of fixed and variable annuity and life insurance products issued by AXAEQ, MONY Life Insurance Company of America ("MLOA") and U.S. Financial Life Insurance Company ("USFL") all of which are affiliated entities, through third party securities firms, financial planners, banks and brokerage general agents. The Company also distributes shares of EQ Advisors Trust and AXA Premier VIP Trust ("Trusts"), open-end management investment companies managed by AXA Equitable Funds Management Group, LLC, a wholly owned subsidiary of AXAEQ, to AXAEQ and MLOA separate accounts in connection with the sale of variable annuities and life insurance contracts.

2. Summary of Significant Accounting Policies

Basis of Presentation

The preparation of the accompanying financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions (including normal, recurring accruals) that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from these estimates. The accompanying financial statements reflect all adjustments necessary in the opinion of management for a fair presentation of the financial position of the Company and its result of operations and cash flow for the period presented.

The Company estimates that the carrying value of receivables and payables approximates fair value, due to their short term nature.

Revenue Recognition

Commission revenue is recognized when an affiliated insurer initiates a new contract through third parties and when the related commission expense is recognized. Commission revenue is also recognized when commission expense is incurred for the continuation of contracts issued in prior years. Fee income from trusts is received on a monthly basis based on assets under management in the Trusts and is recognized when earned.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

As of December 31, 2016 the cash held at one bank exceeded the Federal Deposit Insurance Corporation ("FDIC") insurance limits.

Investments in money market funds are considered cash equivalents. The carrying amount of such cash equivalents approximates fair value due to the short-term nature of these instruments. Cash equivalents at December 31, 2016 include an investment in a money market fund of $31,377,820. Interest income is accrued as earned. Given the concentration of cash and cash equivalents, the Company may be exposed to certain credit risk.

Securities Owned
Securities owned are reported in the Statement of Financial Condition at fair value. Refer to Note 3 for policies on fair value measurement.

Prepaid Commissions
Prepaid commissions represent advance payments to brokers related to fixed and variable annuity and life insurance products when a contract has been signed and the premium has yet to be received. If the related premium is not received, the commission will be returned.

Payable to Brokers
Payable to brokers represent commissions for sales of fixed and variable annuity and life insurance products, which are unpaid as of December 31, 2016.

Income Taxes
The Company is included in the consolidated federal income tax return filed by AXF. Federal income taxes are calculated as if the Company filed on a separate return basis, and the amount of current taxes or benefit calculated is either remitted to or received from AXAEQ. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

Off-Balance Sheet Risk
In the normal course of business, the Company enters into contracts that contain a variety of representations and general indemnifications. However, based on experience, the Company expects any risk of loss from these arrangements to be remote.

Future Adoption of New Accounting Pronouncements
In August 2016, the FASB issued new guidance to simplify elements of cash flow classification. The new guidance is intended to reduce diversity in practice in how certain transactions are classified in the statement of cash flows. The new guidance is effective for interim and annual periods beginning after December 15, 2017 and should be applied using a retrospective transition method. Management is currently evaluating the impact that adoption of this guidance will have on the Company's financial statements.

In February 2016, the FASB issued revised guidance to lease accounting. The revised guidance will require lessees to recognize a right-of-use asset and a lease liability for virtually all of their leases. Lessor accounting will continue to be similar to the current model, but updated to align with certain changes to the lessee model. Extensive quantitative and qualitative disclosures, including significant judgments made by management, will be required to provide greater insight into the

extent of revenue and expense recognized and expected to be recognized from existing contracts. The revised guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018, with early adoption permitted. Management does not expect implementation of this guidance will have a material impact on the Company's financial statements.

In May 2014, the FASB issued new revenue recognition guidance that is intended to improve and converge the financial reporting requirements for revenue from contracts with customers with International Financial Reporting Standards ("IFRS"). The new guidance applies to contracts that deliver goods or services to a customer, except when those contracts are for: insurance, leases, rights and obligations that are in the scope of certain financial instruments (i.e., derivative contracts) and guarantees other than product or service warranties. The new guidance is effective for interim and annual periods, beginning after December 15, 2017, with early adoption permitted for interim and annual periods beginning after December 15, 2016. Management is currently evaluating the impact that adoption of this guidance will have on the Company's financial statements.

Exemptive Provision Under Rule 15c3-3
The Company claims exemption from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(1) of the Rule.

Subsequent Events
Events and transactions subsequent to the date of the Statement of Financial Condition have been evaluated by management, for purpose of recognition or disclosure in these financial statements, through February 27, 2017, the date that these financial statements were available to be issued.

3. Fair Value

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The accounting guidance established a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value, and identifies three levels of inputs that may be used to measure fair value:

Level 1 Unadjusted quoted prices for identical assets or liabilities in active markets. Valuations of Level 1 assets or liabilities are generally supported by market transactions that occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, and inputs to model-derived valuations that are directly observable or can be corroborated by observable market data.

Level 3 Unobservable inputs supported by little or no market activity and often requiring significant management judgment or estimation, such as an entity's own assumptions about the cash flows or other significant components of value that market participants would use in pricing the asset or liability.

	Assets Measured at Fair Value on a Recurring Basis			
	Level 1	Level 2	Level 3	Total
Cash equivalents	$ 31,377,820	$ -	$ -	$ 31,377,820
Securities owned, at fair value	-	15,051,742	-	15,051,742
Total assets	$ 31,377,820	$ 15,051,742	$ -	$ 46,429,562

Cash equivalents classified as Level 1 is an investment in a money market fund and is carried at cost as a proxy for fair value due to its short-term nature.

Securities owned, at fair value classified as Level 2 are U.S. Treasury securities. The valuation techniques used to estimate the fair value of assets categorized as Level 2 do not contain unabsoverable inputs. The company estimates fair values of assets categorized as Level 2 using valuation techniques consistent with market approach which considers, among other things, use of third party vendor quotes.

4. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, to not exceed 15 to 1. As of December 31, 2016, the Company had net capital of $13,092,400 which exceeded required net capital of $2,211,967 by $10,880,433 and the Company's ratio of aggregate indebtedness to net capital was 2.53 to 1.

5. Transactions With Affiliates

As discussed in Note 1, the Company principally distributes fixed and variable annuity contracts and life insurance policies issued by AXAEQ, MLOA and USFL from which it receives compensation in accordance with its Distribution Agreements with these carriers. Compensation of $554,620,391 is reflected in Commission and fee revenues. Commission and fee revenues are amounts paid by AXAEQ, MLOA and USFL to the Company for commission and distribution expenses incurred by the Company.

Pursuant to distribution agreements with the Trusts, the Company receives distribution fees from the Trusts on average net assets attributable to certain classes of Trusts' shares issued in connection with the sale of AXAEQ and MLOA variable annuity and life insurance contracts. The Company, in its capacity as distributor of the Trusts agreed to compensate AXA Advisors, LLC for providing distribution and shareholder support services. The Company incurred $138,193,207 of expenses for these services within Support service expense.

Pursuant to an Agreement for Cooperative and Joint Use of Personnel, Property and Services, AXAEQ provides the Company with the personnel to perform management, administrative, clerical and sales services and makes available the use of certain property and facilities. During 2016, the Company reimbursed AXAEQ $118,599,311 for the cost of providing such services included within Administrative and personnel service charges, including $3,542,005 of allocated costs for various stock-based compensation plans sponsored by AXF.

Receivables from affiliates, net includes the following:

Receivable from AXAEQ for commissions and fees	$ 17,493,536
Payable to AXAEQ for administrative fees, personnel service charges and taxes	(13,360,407)
Net receivable from AXAEQ	$ 4,133,129
Receivable from MLOA for fee income	556,866
Receivable from affiliates, net	$ 4,689,995

Payable to affiliates includes the following:

Payable to AXF for personnel related expenses	$ 1,230,165
Payable to AXA Network for commission expenses	25,471
Payable to AXA Advisors for commission expenses	26,816
Payable to affiliates	$ 1,282,452

6. Commitments and Contingencies

The Company is involved in various regulatory matters, legal actions and proceedings in connection with its business. Some of the actions and proceedings have been brought on behalf of various claimants and certain of those claimants seek damages of unspecified amounts. For a certain specific matter, the Company estimates a liability which is included in Accounts payable, accrued expenses and other liabilities in the Statement of Financial Condition. For certain other matters, management cannot make a reasonable estimate of loss. While the ultimate outcome of these matters cannot be predicted with certainty, in the opinion of management, the Company does not currently believe that potential losses are likely to have a material adverse effect on the Company's financial condition.

7. Taxes

As a single member limited liability company, the Company is treated as a division of AXAEQ for Federal and most State income tax purposes, and not as a separate taxable entity. Under a tax sharing agreement, AXAEQ allocates to the Company its share of the consolidated Federal tax expense or benefit based upon the principles of separate company calculations as though the Company was treated as a separate taxpayer. State taxes are allocated to the Company on the basis of actual taxes incurred by the Company.

A summary of the income tax provision in the Statement of Operations follows:

	Federal	State	Total
Income tax provision			
Current expense (benefit)	$ 326,213	$ (14,780)	$ 311,433
Deferred expense	39,104	-	39,104
	$ 365,317	$ (14,780)	$ 350,537

The Company had the following deferred tax assets and liabilities included in Receivables from affiliates of December 31, 2016.

	Assets	Liabilities
State tax	$ 265,392	$ -
Accounts payable, accrued expenses and other liabilities	60,422	-
Unrealized capital gains	-	20,610
	$ 325,814	$ 20,610

The Company has determined that it is more likely than not that the deferred tax assets will be realized.

As of December 31, 2016, the Company had a net current tax liability of $375,414, comprised of a federal income tax liability of $326,214 included in Receivables from affiliates (see Note 5) and a state income tax liability of $49,200 included in Accounts payables, accrued expenses and other liabilities.

At December 31, 2016, the Company recorded a liability for uncertain tax positions of $684,450, including $50,950 of interest, which is classified within Accounts payable, accrued expenses and other liabilities. It is reasonably possible that the total amount of unrecognized tax benefits will change in the next 12 months. The possible change in the amount of unrecognized tax benefits cannot be estimated at this time.

The effective rate differs from the statutory rate of 35% due to a state income tax credit of $9,607, net of federal expense, classified within Income tax expense, which is attributable to the revenue based Texas Margin Tax. This includes a $97,175 state tax benefit related to the closing of Texas Margin Tax issues for the 2011 year offset by current year state taxes. The Texas Margin Tax is considered a tax based on income.

In 2015, the Internal Revenue Service commenced its examination of the Company's 2008 and 2009 Federal income tax returns. As of December 31, 2016, the examination of the company's 2008 and 2009 Federal income tax returns is ongoing, and the 2010 through 2015 tax years are open to examination by the Internal Revenue Service. The 2012 through 2015 tax years are open to examination by state tax authorities.

Supplemental Schedule

AXA Distributors, LLC

(A wholly owned subsidiary of Equitable Holdings, LLC)

Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2016 **Schedule I**

Net capital	
Total member's capital	$ 19,778,040
Nonallowable assets	
Prepaid commissions	1,094,728
Receivable from affiliate	4,689,995
Other receivable	9,812
Net capital before haircuts on securities owned & cash equivalents	13,983,505
Haircuts on securities owned and cash equivalents	891,105
Net capital	13,092,400
Computation of basic net capital requirement	
Aggregate indebtedness	33,179,491
Minimum capital required (the greater of $25,000 or 6 2/3% of aggregate indebtedness)	2,211,967
Capital in excess of minimum requirements	$ 10,880,433
Ratio of aggregate indebtedness to net capital	2.53 to 1

There are no material differences between the above computations and those included in the Company's unaudited FOCUS report as of December 31, 2016 as filed on January 25, 2017.

pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors of AXA Distributors, LLC

We have reviewed AXA Distributors, LLC's assertions, included in the accompanying AXA Distributors, LLC's Exemption Report, in which (1) the Company identified 17 C.F.R. § 240.15c3-3(k)(1) as the provision under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the year ended December 31, 2016. The Company's management is responsible for the assertions and for compliance with the identified exemption provision throughout the year ended December 31, 2016.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of 17 C.F.R. § 240.15c3-3.

PricewaterhouseCoopers LLP

February 27, 2017

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

AXA redefining / standards®

AXA Distributors, LLC's Exemption Report

AXA Distributors, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provision of 17 C.F.R. § 240.15c3-3 *(k)*: (1).

(2) The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3 throughout the year ended December 31, 2016 without exception.

AXA Distributors, LLC

I, Nicholas Gismondi, affirm that, upon information and belief and reasonable inquiry through the appropriate supervisory personnel into the records available in connection with the Company's compliance with the prompt forwarding requirements, this Exemption Report is true and correct.

By: ______________________

Title: Vice President and Chief Financial Officer

February 27, 2017

"AXA" is the brand name of AXA Equitable Financial Services, LLC and its family of companies, including AXA Equitable Life Insurance Company (NY, NY), MONY Life Insurance Company of America (AZ stock company administrative office: Jersey City, NJ), AXA Advisors, LLC, and AXA Distributors, LLC. The named individual is a registered representative of AXA Distributors, LLC.

AXA Distributors, LLC
525 Washington Blvd, 22nd Floor, Jersey City, NJ 07310

AXA Distributors, LLC

(A wholly owned subsidiary of Equitable Holdings, LLC)

Financial Statements and Supplemental Schedule
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934
December 31, 2016